UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. __)*

Medivation, Inc.

(Name of Issuer)

Comon Stock, $0.01 par value per share

(Title of Class of Securities)

58501N101

(CUSIP Number)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

x	Rule 13d-1(b)	[with respect to KOM Capital Management, LLC]

x	Rule 13d-1(c)	[with respect to all joint filers herein other than KOM Capital Management, LLC]

Rule 13d-1(d)

———————

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58501N101	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,882,950
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,882,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,882,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.35%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 58501N101	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,882,950
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,882,950
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,882,950
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.35%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 58501N101	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,970,100
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,970,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,970,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 58501N101	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Fund II Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,912,850
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,912,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 58501N101	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) KOM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,912,850
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,912,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 58501N101	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Patrick O’Neill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,912,850
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 1,912,850
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,912,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 58501N101	13G	Page 8 of 12 Pages

Item 1 (a).

Name of Issuer:

Medivation, Inc. (the “Issuer”)

Item 1 (b)

Address of Issuer’s Principal Executive Offices:

55 Hawthorne Street, Suite 610

San Francisco, CA 95105

Item 2 (a).

Name of Person Filing:

Knoll Capital Management LP (“KCMLP”)

Fred Knoll (“Knoll”)

Europa International, Inc. (“Europa”)

Knoll Capital Fund II Master Fund Ltd. (the “Knoll Fund”)

KOM Capital Management, LLC (“KOM”)

Patrick O’Neill (“O’Neill”)

Item 2 (b).

Address of Principal Business Office or, if none, Residence:

The principal business address for each of KCMLP, Knoll, Europa, the Knoll Fund, KOM and O’Neill is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

Item 2 (c).

Citizenship:

KCMLP is a Limited Partnership formed and existing under the laws of the State of Delaware.

Knoll is a citizen of the United States.

Europa is a company organized under the laws of the British Virgin Islands.

The Knoll Fund is a company organized under the laws of the Cayman Islands.

KOM is a limited liability company organized under the laws of the State of Delaware.

O’Neill is a citizen of the United States.

Item 2 (d).

Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the “Common Stock”) of the Issuer.

Item 2 (e).

CUSIP Number:

58501N101

CUSIP No. 58501N101	13G	Page 9 of 12 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	x	1An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of the date of this filing:

Each of KCMLP and Knoll beneficially own 3,882,950 Shares of the Issuer’s Common Stock, consisting of (i) 1,970,100 Shares of the Issuer’s Common Stock owned directly by Europa; and (ii) 1,912,850 Shares of the Issuer’s Common Stock owned directly by the Knoll Fund. KCMLP is the investment manager of Europa and a manager of KOM, the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

Europa directly owns 1,970,100 Shares of the Issuer’s Common Stock.

The Knoll Fund directly owns 1,912,850 Shares of the Issuer’s Common Stock.

KOM, as the Investment Manager of the Knoll Fund and O’Neill, as a member of KOM, each beneficially own the 1,912,850 shares of the Issuer’s Common Stock owned directly by the Knoll Fund.

(b)

Percent of class: As of the date of this filing (taking into consideration that 25,295,047 Shares of the Issuer’s Common Stock is issued and outstanding):

The 3,882,950 Shares of the Issuer’s Common Stock beneficially owned by each of KCMLP and Knoll constituted 15.35% of the Shares outstanding.

The 1,970,100 Shares of the Issuer’s Common Stock beneficially owned by Europa constituted 7.8% of the Shares outstanding.

The 1,912,850 Shares of the Issuer’s Common Stock beneficially owned by each of the Knoll Fund, KOM and O’Neill constituted 7.6% of the Shares outstanding.

———————

1

Only with respect to KOM Capital Management, LLC.

CUSIP No. 58501N101	13G	Page 10 of 12 Pages

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

Not Applicable

(ii)

Shared power to vote or to direct the vote:

KCMLP and Knoll share the power to vote or direct the vote of those shares of Common Stock owned by Europa and the Knoll Fund.

KOM and O’Neill share the power to vote or direct the vote of those shares of Common Stock owned by the Knoll Fund.

(iii)

Sole power to dispose or to direct the disposition of:

Not Applicable

(iv)

Shared power to dispose or to direct the disposition of:

KCMLP shares the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa and the Knoll Fund.

Knoll shares the power to dispose of or direct the disposition of those shares of Common Stock owned by Europa and the Knoll Fund.

KOM and O’Neill share the power to dispose of or direct the disposition of those shares of Common Stock owned by the Knoll Fund.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

CUSIP No. 58501N101	13G	Page 11 of 12 Pages

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58501N101	13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: September 8, 2006	/s/ Fred Knoll
Fred Knoll

Dated: September 8, 2006	EUROPA INTERNATIONAL, INC.

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	Investment Manager

Dated: September 8, 2006	KNOLL CAPITAL FUND II MASTER FUND LTD.
By: KOM Capital Management, Investment Manager

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: September 8, 2006	KOM Capital Management LLC

	By:	/s/ Patrick O’Neill
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Dated: September 8, 2006	/s/ Patrick O’Neill
Patrick O’Neill

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: September 8, 2006	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: September 8, 2006	/s/ Fred Knoll
Fred Knoll

Dated: September 8, 2006	EUROPA INTERNATIONAL, INC.

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	Investment Manager

Dated: September 8, 2006	KNOLL CAPITAL FUND II MASTER FUND LTD.
By: KOM Capital Management, Investment Manager

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: September 8, 2006	KOM Capital Management LLC

	By:	/s/ Patrick O’Neill
	Name:	Patrick O’Neill
	Title:	Chief Operating Officer

Dated: September 8, 2006	/s/ Patrick O’Neill
Patrick O’Neill